FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 13, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the third quarter of 2015 (3Q15). All comparisons are with the same period of 2014, except where stated otherwise.

Sales Performance 3Q15

- Net sales of R$16.1 billion, led by 7.3% growth in the Food segment, growing faster than the sector(*), driven by the strong performance at Assaí, the recovery of hypermarkets and the resilience of other food banners, effectively reinforcing the importance of the multi-format strategy. On a same-store basis, Food grew 3.3% even faster than 2Q (1.8%) or 1H (2.7%)
- Sequential improvement in sales and customer traffic at Multivarejo, driven by: c ent market share gains at Pão de Açúcar over the past o years, the solid expansion of Proximity stores, e pecially Minuto Pão de Açúcar, and the recovery at Extra due to increased price competitiveness and store renovations
- Renovation plan at the Extra banner should reach 50-60% of sales by 2016: around 60 stores renovated during 2015 or 25% of sales. Sales at renovated stores already outperform un-renovated stores by 10 p.p.
- Assaí: double-digit same-store sales growth, surpassing expectations, and strong organic growth, with 10 to 12 new stores expected to be opened in 2015
- Organic growth continues: 23 stores opened in 3Q15, bringing to 210 the total number of new stores opened in the last 12 months
- Via Varejo intensifies measures to improve sales and increase market share gains by boosting commercial initiatives, improving operational efficien y and investing in strategic categories (Crescer ais project), as well as adjusting the Company’s structure
- Solid growth at Cnova Brazil: GMV increased by 18.1%, with 12.8% share of marketplace (vs 4.2% in 3Q14), and more than 1,250 pick-up points of Click & Collect

*based on July and August figures data from ABRAS (Brazilian Supermarket Association).

Net Revenue		3Q15 x		2Q15 x
		3Q14		2Q14
(R$ million)	3Q15	Δ	2Q15	Δ
Consolidated (1)	16,061	2.7%	16,093	5.9%
Food Businesses	8,852	7.3%	8,953	6.4%
Multivarejo (2)	6,287	2.1%	6,508	0.7%
Assaí	2,564	22.3%	2,445	25.6%
Non-Food Businesses	7,228	-2.4%	7,157	5.1%
Cnova (3)	3,133	48.6%	2,833	120.8%
Via Varejo (4)	4,095	-22.7%	4,324	-21.7%

Δ Net 'Same-Store' Sales
	3Q15	2Q15
Consolidated (1)	-2.6%	-3.6%
Multivarejo + Assaí	3.3%	1.8%
Cnova (3)	23.9%	24.0%
Via Varejo (4)	-24.6%	-23.5%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from marketplace commissions, excluding merchandise volumes; (4) Includes revenue from intercompany transactions. Excluding the stores closed to comply with the decision by Brazil's antitrust agency CADE, the decrease in the quarter would have been 21.9%.

Sales Performance – Consolidated

✓  Consolidated net sales in the quarter came to R$16.1 billion, up 2.7%. In the food segment (Multivarejo + Assaí), net sales advanced 7.3%, led by the continued strong performance at Assaí (+22.3%).

✓  The current macroeconomic environment has weighed increasingly on consumption over the course of the year. While the food segment demonstrates greater resilience, the non-food segment (Via Varejo + Cnova) is affected more intensely, leading its sales to contract by 2.4%.

✓  The Company continued to advance its organic growth plan, with a focus on higher margin formats. During the quarter, 23 new stores were opened, of which 18 were in the food segment (7 Minimercado Extra, 6 Minuto Pão de Açúcar, 4 Pão de Açúcar and 1 Assaí) and 5 were Casas Bahia stores. In the last 12 months, 210 new stores were opened.

Food Business (Multivarejo + Assaí)

✓  Net revenues in the quarter advanced 7.3% to R$8.9 billion. In the last 12 months, 124 new stores were opened, comprising 100 Proximity stores (71 Minimercado Extra and 29 Minuto Pão de Açúcar), 11 Pão de Açúcar, 8 Assaí, 4 Extra Supermercado and 1 drugstore;

✓  Same-store sales in the Food Business advanced 3.3%, accelerating 0.6 percentage points from 1H15. This improvement was supported by solid double-digit growth at Assaí, which was driven by more price conscious consumers and the good performance of the 52 stores renovated under the Extra banner (28 Hypermarkets and 24 Supermarkets), which began to be delivered in May and already are outperforming un-renovated stores by 10 percentage points;

✓  Rollout of Extra renovations: by end-2015, around 60 stores (35 Hypermarkets and 25 Supermarkets), which account for 25% of the banner's sales, will undergo extensive modernizations that include not only new layouts, but also new assortments and improvements in customer service. By end-2016, the renovation plan should encompass 50% to 60% of sales;

✓  As in prior quarters, Assaí posted solid net sales growth of 22.3%, which reflects the acceleration in double-digit same-store sales growth in relation to 1H15, driven by more price conscious consumers. The banner continues to focus on robust growth, with 1 store opened in 3Q15, bringing to 8 the total number of stores opened in the last 12 months. The banner will have 10-12 new stores by end-2015;

✓  It is important to note the resilience of the food category, which has maintained growth of approximately 4.0% in the last 9 months, reinforcing the importance of the multi-format strategy. The Company will maintain the focus on balancing its store portfolio by concentrating its expansion on higher-margin formats (Assaí, Proximity and Pão de Açúcar) and continue the modernization of Extra banner.

Via Varejo

✓  Net sales amounted to R$4.1 billion, down 22.7% on 3Q14, or 21.9% excluding the effects from the 51 store closures since 2Q14 to comply with Brazil’s antitrust agency CADE. Same-store sales declined 24.6%. In 3Q15, 5 Casas Bahia stores were opened, bringing total store openings to 26 in the year, 86 in the last 12 months and 114 since 1Q14;

✓  As in 2Q15, television sales was the main factor driving the decline in net sales in 3Q15;

✓  Services, such as warranties, increased their penetration by 47.6% from 3Q14, while sales on credit remained stable in relation to other payment forms;

✓  In this scenario marked by strong contraction in consumption and with the Consumer Confidence Index published by FGV IBRE posting its lowest result ever in the historical data series in 3Q (the September 2015 figure was down 25.9% on a year earlier), Via Varejo focused on intensifying its strategic initiatives and sales competitiveness.

✓  The initiatives of the Crescer Mais Project continued to deliver strong results above the company's average:

a)     Renovation of Furniture Category: redesign of sales area at stores and renewal of product lines, which has already been implemented at 56 stores, which have outperformed unrenovated stores by 16 percentage points. Furniture is Via Varejo's category with the highest gross margins;

b)    Renovation of Telephone Category: revamped buying experience, with better service and more opportunities to try out products. The 100 renovated stores have outperformed unrenovated stores by 38 percentage points, on average.

c)     Strengthening the Ponto Frio banner: operational improvements and optimization of financial services, in addition to the conversion of 36 stores to date with a positioning better suited to the Casas Bahia banner. Via Varejo plans to accelerate the conversion plan to obtain stronger sales growth and higher profitability.

✓  Continuity of a comprehensive restructuring plan over 3Q: streamlining of key expenses (marketing, rentals, payroll and logistics) and closure of 31 loss-generating stores (28 Ponto Frio and 3 Casas Bahia).

✓  For future quarters, as mentioned above, Via Varejo will keep investing in strategic projects, reinforcing commercial initiatives and taking further measures to achieve a leaner structure with better operational efficiency, besides the strength of its solid financial position, leaving it even better prepared to recover sales and increase market share gains.

Cnova

The following comments are part of the Cnova sales release published on October 9, 2015.

Cnova	3Q15(5)	3Q14(5)	Change
			Reported	Constant Currency(6)
GMV(7) (€ millions)	1,121.2	1,094.1	+2.5%	+17.6%
Cdiscount	649.1	555.3	+16.9%	+17.1%
France	640.1	552.4	+15.9%
International	9.0	2.9	+208.3%	+244.2%
Cnova Brazil	472.2	538.8	-12.4%	+18.1%
Cnova Brazil (R$ millions)	1,920.0	1,625.6	+18.1%
Marketplace share(8)	22.7%	12.4%	+1,032 bps
Cdiscount France	29.8%	20.5%	+931 bps
Cnova Brazil	12.8%	4.2%	+862 bps

Net sales (€ millions)	781.4	837.3	-6.7%	+9.1%
Cdiscount	410.3	379.5	+8.1%	+8.3%
France	402.5	377.0	+6.8%
International	7.8	2.5	+213.7%	+247.5%
Cnova Brazil	371.1	457.8	-18.9%	+9.8%
Cnova Brazil (R$ millions)	1,515.8	1,380.6	+9.8%
Traffic (visits in millions)	405.8	318.3	+27.5%
Cdiscount France	180.7	136.0	+32.8%
Cnova Brazil	212.9	179.5	+18.6%
Mobile share	40.2%	27.4%	+1,280 bps
Cdiscount France	49.8%	37.2%	+1,265 bps
Cnova Brazil	32.4%	20.5%	+1,189 bps
Click-&-Collect pick-up points	21,767	17,206	+26.5%
Active customers(9) (millions)	15.4	12.8	+20.2%
Number of items sold (millions)	15.3	13.2	+16.0%
Orders(10) (millions)	9.1	7.8	+17.0%

(5) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014. (6) Brazilian real/Euro average exchange rate for the 3rd quarter: 2014 = R$3.01; 2015 = R$3.96. (7) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes. (8) Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil. (9) Active customers at the end of September having purchased at least once through our sites during the last 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once. (10)Total placed orders before cancellation due to fraud detection and/or customer non-payment.

✓  Gross merchandise volume (GMV) amounted to €1,121 million for the 3rd quarter 2015, increasing +17.6% on a constant currency basis compared to the same period in 2014. After taking into account the strong negative impact (-15.1%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by +2.5%. At Cdiscount France, total GMV was up +15.9%. At Cnova Brazil, GMV increased by +18.1% on a constant currency basis as promotional pricing partially compensated for the impacts of the deteriorating Brazilian economic environment.

o    The marketplace share of total GMV increased 1,032 basis points for the 3rd quarter 2015 and reached 22.7% compared to 12.4% for the 3rd quarter 2014.  Cdiscount France’s marketplace share reached 29.8%, while Cnova Brazil’s was 12.8%. As of September 30, 2015, active marketplace sellers increased by +97% to almost 10,500 while the number of marketplace product offerings expanded from 11.4 million to 26.0 million (+129%).

o    Active customers increased by +20.2% and number of items sold increased by +16.0%.

✓  Net sales totaled €781 million in the 3rd quarter 2015, up +9.1% on a constant currency basis compared to the 3rd quarter of 2014. The rate of change was -6.7% after taking into account the negative exchange rate impact of -15.8%.

o    Net sales at Cdiscount were up +8.1% (of which +1.4% was attributable to new international operations) on a high comparison basis, and partly reflected the Group’s emphasis on gross margin improvement during the quarter. Home furnishings and household appliances accounted for close to half of direct sales and recorded double-digit growth. Marketplace commissions increased by +84% y-o-y.

Net sales from international operations were driven primarily by activity in Colombia, Thailand and Vietnam.

o    Net sales at Cnova Brazil increased by +9.8% (on a constant currency basis). Development of all product categories to increase the overall portfolio and orient product mix toward higher margin categories continued at a satisfactory rate. Marketplace commissions grew by +255%.

✓  Traffic rose to 406 million visits during the 3rd quarter 2015 (+27.5% y-o-y), of which approximately 75% is non-paid. The mobile share of traffic rose 1,280 basis points to 40.2%.

✓  The continued roll-out of Click-&-Collect (“C&C”) pick-up points in all markets:

o    C&C pick-up points in France surpassed 19,500 and included more than 500 pick-up points for large items (> 30 kg),

o    Brazil continued to increase the number of C&C pick-up points (more than 1,250 as of end of September), while the take up rate in São Paulo state on the Extra.com.br website increased to 15%.

        Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 8668 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 13, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.